

50 39 (840)

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

05039840

U
SECURITIES AND
Wash

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C. 203
SECTION

SEC FILE NUMBER
8- 42634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 46th Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 697-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN SABLOSKY MASSONI & COMPANY
(Name — if individual, state last, first, middle name)

300 Buckelew Avenue	Jamesburg	NJ	08831
(Address)	(City)	(State)	Zip Code

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

 SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____Steve Dabbah_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____DABBAH SECURITIES CORP._____, as of

_____December 31_____, _2004_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ _Steve Dabbah_____
Signature

President
_____
Title

_____
Notary Public

ROBERT FISHER
Notary Public State of New York
No. 31-1232555
Qualified in New York County
Commission Expires Oct. 31, 20 05

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DABBAH SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2004 AND 2003

DABBAH SECURITIES CORP.
TABLE OF CONTENTS

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the accompanying balance sheets of Dabbah Securities Corp. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
February 8, 2005

DABBAH SECURITIES CORP.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current Assets:		
Cash and cash equivalents	$ 32,906	$ 205,458
Marketable securities, at market value	1,085,579	987,648
Investments in non-marketable securities	65,000	65,000
Deposit with clearing broker	25,000	25,000
Commissions receivable	611	1,113
Other current assets	457,561	352,462
Total Current Assets	1,666,657	1,636,681
Property and Equipment, less accumulated depreciation of $189,344 and $164,037, respectively	122,463	141,915
Security Deposits	3,100	3,100
Total Assets	$ 1,792,220	$ 1,781,696

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Current Liabilities:		
Accounts payable	$ 16,793	$ 19,953
Accrued payroll and related liabilities	77	240
Due to broker	123,204	—
Income taxes payable	300	19,208
Loan payable officer	298,593	279,993
Total Current Liabilities	438,967	319,394
Stockholder's Equity:		
Common stock, no par value; authorized 10,000 shares, issued and outstanding 3,000 shares	59,800	59,800
Additional paid-in capital	1,010,000	1,010,000
Retained earnings	283,453	392,502
Total Stockholder's Equity	1,353,253	1,462,302
Total Liabilities and Stockholder's Equity	$ 1,792,220	$ 1,781,696

See notes to financial statements.

	2004	2003
Revenues:		
Management fees	$1,122,054	$3,654,283
Commissions	46,523	269,677
Interest and dividend	8,103	7,123
Realized trading gains (losses)	294,712	965,226
Other income	49,260	65,260
	1,520,652	4,961,569
Expenses:		
Investment advisory fees	1,046,760	3,591,935
Trading expenses and commissions	120,485	138,522
Officer's salary	—	594,000
Other salaries	12,000	12,000
Payroll taxes	1,129	15,300
Occupancy and equipment rental	86,322	79,614
Communications	25,698	26,474
Interest	13,968	3,528
Membership fees	58,883	55,651
License and registration fees	11,838	10,022
Professional fees	51,394	75,767
Other operating expenses	173,332	106,337
Depreciation	25,307	24,697
	1,627,116	4,733,847
Income (Loss) before Provision for Income Taxes	(106,464)	227,722
Provision for Income Taxes	2,585	21,300
Net Income (Loss)	$ (109,049)	$ 206,422

See notes to financial statements.

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances - January 1, 2003	3,000	$ 59,800	$1,010,000	$186,080	$1,255,880
Net Income	—	—	—	206,422	206,422
Balances - December 31, 2003	3,000	59,800	1,010,000	392,502	1,462,302
Net (Loss)	—	—	—	(109,049)	(109,049)
Balances - December 31, 2004	3,000	$59,800	$1,010,000	$283,453	$1,353,253

See notes to financial statements.

	2004	2003
Cash Flows From Operating Activities:		
Cash received from commissions and trading	$ 1,545,124	$ 4,667,656
Cash paid for trading, selling and administrative expenses	(1,605,132)	(4,702,380)
Interest and dividends received	8,103	7,123
Interest paid	(13,968)	(3,528)
Taxes (paid) received	(21,493)	18,999
Net Cash Used in Operating Activities	(87,366)	(12,130)
Cash Flows From Investing Activities:		
Outflows:		
Purchase of marketable securities	(97,931)	(104,979)
Purchase of property and equipment	(5,855)	(8,442)
Net Cash Used in Investing Activities	(103,786)	(113,421)
Cash Flows From Financing Activities:		
Inflows:		
Loan from officer	18,600	279,993
Net Cash Provided by Financing Activities	18,600	279,993
Net Increase (Decrease) in Cash and Cash Equivalents	(172,552)	154,442
Cash and Cash Equivalents - Beginning of Year	205,458	51,016
Cash and Cash Equivalents - End of Year	$ 32,906	$ 205,458

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Reconciliation of Net Income (Loss) to Net Cash Used in Operating Activities		
Net Income (Loss)	$(109,049)	$ 206,422
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Depreciation	25,307	24,697
(Increase) Decrease in:		
Commissions receivable	502	270
Other current assets	(105,099)	(268,061)
Increase (Decrease) in:		
Accounts payable	(3,160)	5,450
Accrued payroll and related liabilities	(163)	184
Due to broker	123,204	—
Income taxes payable	(18,908)	18,908
Total Adjustments	21,683	(218,552)
Net Cash Used in Operating Activities	$ (87,366)	$ (12,130)

See notes to financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies:

The Company
The Company was organized as a corporation under the laws of Delaware on September 8, 1989, to function as a Broker Dealer. The Company's broker dealer registration was declared effective May 22, 1991.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Maintenance and repair costs are expensed when incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Other Current Assets:

Other current assets consist of the following:

	2004	2003
Equity in commodities future trading account:		
Amount due from broker	$ 446,903	$ 367,748
Open option contracts - at market	(429)	(10,649)
Net unrealized trading losses on open futures contracts	(21,645)	(18,089)
Prepaid expenses	32,732	11,627
Petty cash	—	1,825
	$ 457,561	$ 352,462

Note 3 - Securities Owned and Sold but Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of U.S. obligations, which mature in less than one year, are held to maturity and valued at market, which approximates cost plus accrued interest.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at market value, with the change in fair value during the period included in earnings.

Investments in securities are summarized as follows at December 31, 2004:

	Owned Fair Value	Sold But Not Yet Purchased
Trading Securities:		
Common stock	$ 910,733	$ —
Held to Maturity:		
U.S. Obligations	$ 174,846	$ —

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2004 and 2003.

	2004	2003
Computer equipment	$ 153,566	$ 147,711
Furniture and fixtures	72,834	72,834
Office equipment	5,145	5,145
Leasehold improvements	80,262	80,262
	311,807	305,952
Less: accumulated depreciation	189,344	164,037
	$ 122,463	$ 141,915

Depreciation expense for the years ended December 31, 2004 and 2003 amounted to $25,307 and $24,697, respectively.

Note 5 - Loan Payable Officer:

The Company's president and sole stockholder loaned $279,993 in December, 2003 to the Company payable on demand without interest. As of December 31, 2004, loan payable officer amounted to $298,593.

Note 6- Income Taxes:

Income tax expense for the years ended December 31, 2004 and 2003 consisted of the following:

	2004	2003
Current:		
Federal	$ —	$ —
State and local	2,585	21,300
Deferred	—	—
	$ 2,585	$ 21,300

No provision has been made for Federal and State income taxes due to the Company's election to be treated as an "S" corporation for Federal and State income tax purposes.

Note 7- Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2004 and 2003, the Company had net capital of $682,451 and $846,480, which was $582,451 and $746,480 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was 2.2 to 1 and 2.7 to 1, respectively.

Note 8- Commitments:

The Company is obligated under an office lease which expires in July, 2005. The lease requires the Company to pay real estate tax escalation and utilities. Future minimum lease payments are approximately as follows:

Year Ending December 31

2005   45,600
Future Minimum Lease Payments $ 45,600

Note 9- Fair Value of Financial Instruments:

In accordance with Statement of Accounting Standards No.107, the Company is required to disclose the fair market value of its financial instruments, which consist of cash and cash equivalents and marketable securities. The fair value of the marketable securities are disclosed in Note 3 and the cash and cash equivalents are their carrying amounts due to their short term nature.



300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SYSTEM
OF INTERNAL ACCOUNTING CONTROL

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the financial statements of Dabbah Securities Corp. for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 8, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dabbah Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are expected in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dabbah Securities Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
February 8, 2005

	2004	2003
Computation of Net Capital Pursuant to Rule 15c 3-1		
Total Stockholder's Equity	$ 1,353,253	$ 1,462,302
Less:		
Petty cash	—	1,825
Prepaid expenses	32,732	11,627
Property and equipment	122,463	141,915
Security deposits	3,100	3,100
Haircut on firm trading account and investments	256,796	457,355
Secured demand note deficiency	255,711	—
Net Capital	$ 682,451	$ 846,480
Computation of Basic Net Capital Requirements:		
Aggregate Indebtedness	$ 438,967	$ 319,394
Minimum Net Capital required based on aggregate indebtedness	$ 27,435	$ 21,292
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	582,451	746,480
Net Capital	$ 682,451	$ 846,480
Reconciliation of Net Capital with Focus Report - Part II A:		
Focus Report - Part II a:		
Excess Net Capital	$ 582,451	$ 746,480
Net Capital Requirement	100,000	100,000
Net Capital per Audited Computation	682,451	846,480
Immaterial Audit Adjustments	1,355	—
Net Capital per Focus Report	$ 683,806	$ 846,480

See the accompanying Independent Auditors' Report.